Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 10, 2025

Michael Purcell Timothy Levenberg

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Blue Gold Limited
Amendment No. 4 to Registration Statement on Form F-4
Filed December 19, 2024
File No. 333-280195

Dear Messrs. Purcell and Levenberg:

On behalf of our client Blue Gold Ltd. (the “Company”), we are writing in response to your letter dated January 2, 2025 (the “Staff’s Letter”) regarding Amendment No. 4 to the Company’s Registration Statement on Form F-4 (“Amendment No. 4”). We are also responding to the oral comments given by Michael Purcell to Joan Guilfoyle, Esq. on January 3, 2025. Concurrent herewith, we are filing Amendment No. 5 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 5”) as well as the requisite exhibits. For ease of reference, we have reproduced the comments below in bold with our responses following the comments.

Amendment No. 4 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Considerations, page 104

1.	We refer you to prior comment 2. First, please revise to refer consistently to the correct title for this section and the subsections therein. For example, the table of contents and the opinion filed as exhibit 8.1 continue to provide inconsistent references. Second, please name counsel in this section and state that the disclosure constitutes its opinion, if this is accurate.

RESPONSE: In response to the Staff’s comment, the F-4 has been revised on page 105 to provide the name of tax counsel and clarify that the attached opinion letter contains tax counsel’s opinion. We have updated the cross-references in the F-4 and the opinion filed as Exhibit 8.1.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

2.	We note that under both the minimum and maximum redemption scenarios Perception would not have sufficient funds available to pay for a percentage of its transaction costs, of which the unfunded portion would remain due and payable at the closing of the business combination. Clarify if there are minimum cash requirements necessary to facilitate the closing of the business combination. Please revise your presentation as necessary to include only those scenarios which are viable.

RESPONSE: Management believes that the pro forma presentation contained in Amendment No. 5 accurately reflects that there is no minimum cash requirement in the Business Combination Agreement, and that any amounts not paid at closing would continue to be an obligation of the Company.

3.	We note that in response to prior comment 5, you revised the unaudited pro forma condensed combined balance sheet to reflect BGL as the surviving entity. Please clarify why your pro forma condensed combined balance sheet reflects $3,000 in Perception Capital’s common stock account under both the minimum and maximum redemption scenarios.

RESPONSE: This was a typographical error and it has been corrected in Amendment No. 5.

Financial Statements

Blue Gold Holdings Limited

Note 4. Asset Acquisition, page F-30

4.	We note in response to prior comment 7, you indicate that BG-BPL accounted for Bogoso Prestea Mine as an asset acquisition and determined that the fair value of the assets received was $419.5 million and the fair value of liabilities assumed was $368.2 million. Please address the following:

•	Reconcile the $368.2 million valuation of the royalties with the cash outflows associated with the Government royalty, Gold Stream royalty and Oldco royalty as depicted in the cashflow model on page 175 of the December 2024 Technical Report Summary; and

RESPONSE: The Company has advised that the liability value of $368.2m is calculated off the same cashflow model as depicted on page 175 of the Technical Report Summary. The liability is recorded at fair value determined by the net present value of estimated future obligations for the Oldco Royalty ($335.5m), GSR royalty obligation ($2.7m), GSR contingent consideration ($17.1m) and Asset Retirement Obligation ($12.9m). The liability excludes the Government royalty and the Gold Stream which are included as expenses in the cashflow forecast.

The page 175 cashflow summary in the Technical Report Summary does not include (1) discounting to net present value, or (2) specific breakouts of the GSR royalty, GSR contingent consideration, or asset retirement obligation, which are within other line items. The calculation below reconciles the specified line items from page 175 of the Technical Report Summary (Government royalty, Gold Stream, and Oldco royalty) to the liability net present value of $368.2m.

US$‘m
Government Royalty	397.42
Gold Stream	300.03
OldCo Royalty	506.48
Undiscounted cashflow of selected items from Pg 175 Technical report Summary	1,203.93

(-) Government Royalty	397.42
(-) Gold Stream	300.03
(+) GSR Royalty	3.90
(+) GSR Contingent Consideration	39.10
(+) Asset Retirement Obligation	43.20
Undiscounted cashflow of liability constituents	592.68

(-) OldCo Royalty discount applied	170.98
(-) GSR Royalty discount applied	1.20
(-) GSR Contingent Consideration discount applied	22.00
(-) Asset Retirement Obligation discount applied	30.30
Net Present Value of liability cashflows	368.20

•	Reconcile the 76,592,342 tonnes of measured and indicated resources and 12,173,643 tonnes of inferred resources as disclosed on page 153 to the 76,717.60kt total feed to plant as disclosed on page 175 of the December 2024 Technical Report Summary. In doing so, please tell us how you risk adjusted for the uncertain nature of converting resources to reserves.

RESPONSE: The Company has advised that the difference between the Mineral Resource Estimate (MRE) values disclosed on page 153 and the Life of Mine (LOM) cashflow values on page 175 of the Technical Report Summary is as a result of (i) excluding inferred resources from the LOM plan, and (ii) the application of mining factors (specifically losses and dilution) to the MRE tonnes and grades for the Measured and Indicated Resources in order to generate the LOM plan. These are 3% losses and 3% dilution for the open pits, and 10% losses and 30% dilution for the underground. Wardell Armstrong (WAI) considers these values to be a reasonable estimate for this level of study. The result of applying these factors is higher Measured and Indicated tonnages and lower grades within the LOM plan (76,717.60kt) versus the MRE (76,592,342t). Reconciliation of the resource tonnes is given below:

Tonnes
Measured & Indicated (tonnes)	76,592,342
Inferred (tonnes)	12,173,643
Mineral Resource Estimate tonnes	88,765,985

(-) Inferred (tonnes)	12,173,643
(+) application of mining factors to Measured & Indicated resource (tonnes)	125,259

Resource tonnes applied in LOM plan (tonnes)	76,717,601

Regarding the risk adjustment for the uncertain nature of converting resources to reserves: there are no reserves declared, however to account for uncertainty in the MRE, appropriate technical and economic parameters were used during conversion of MRE tonnes/grades as basis for the LOM plan.

Perception Capital Corp IV, page F-47

5.	Please include the Perception Capital Corp IV financial statements as of and for the interim periods ended June 30, 2024 to align with the historical financial statements included in your pro forma condensed combined financial statements. You may elect to incorporate these financial statements by reference.

RESPONSE: In response to the Staff’s comment, Perception’s financial statements for the quarter ended June 30, 2024 has been incorporated by reference into Amendment No. 5.

Oral Comments

6.	Confirm that the required legal opinion will include consent to the disclosures set forth in the Risk Factor entitled “Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

RESPONSE: Mourant Ozannes (Cayman) LLP (Cayman Islands legal counsel to the Company), confirmed that the Cayman Islands legal opinion includes consent to being named in the Registration Statement under the heading “General Risk Factors”.

7.	We reference prior Comment 3 regarding Material U.S. Federal Tax Consequences and note that on pages xvii and 107 there are still references to the tax consequences being complex. Please revise.

RESPONSE: The F-4 has been updated on pages xvii and 107 to remove the reference to complexity and to clarify that Section 368 contains limited guidance for transactions such as the proposed business combination.

8.	Please correct the reference on page 34 to the Third Extension Meeting occurring in 3024.

RESPONSE: The typographical error has been corrected.

* * * * *

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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